Exhibit to Item 77H:

     For RiverSource Disciplined International Equity Fund:

     During the six-month fiscal period ended April 30, 2007, the Fund served as an underlying investment of affiliated funds-of-funds.The RiverSource Portfolio Builder funds, RiverSource Income Builder funds, RiverSource Retirement Plus funds and Ameriprise Financial, Inc. through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.